Filed by Rockville Financial, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: United Financial Bancorp, Inc.

Commission File No.: 333-192930

DATE:	January 9, 2014

TO:	ALL Rockville Bank and United Employees

FROM:	Bill Crawford	Richard Collins
	President & CEO, Rockville Bank	President & CEO, United Bank

RE:	Human Resources/Human Capital Update:

Welcome Kim Miner – Nationally-Known HR/Merger Integration Consultant

As part of the integration process and to ensure our strategic merger of equals is seamless for our employees, we are pleased to share with you some important information about our Human Resources/Human Capital team members and to introduce to you Kim Miner from Fairwind Consulting, Inc., a nationally-known consultant with a 25-year corporate career in HR that spans across diverse industries, ranging from Fortune 100 global banking and healthcare to manufacturing and trust/wealth management companies.

We are very fortunate to have Kim onboard to help guide us through the Human Resource integration of our two banks. Kim will be lending her expertise throughout the integration process, specifically in the areas of employee engagement, talent assessment, compensation, employee benefits, HR policies and related internal/external communications. Kim will work closely with the six-member Integration Management Office (IMO), our senior management team and employees throughout both banks.

Kim has a long record of success in helping companies execute on merger integration issues, champion major culture and talent transformation and develop company leadership, just to name a few. Her vast experience with mergers dates back to the beginning of her professional career when she helped to facilitate the successful acquisition and integration of a major bank in the northeast.

Kim will be a familiar face to many of you over the next several months and we are confident Rockville and United will benefit not only from her business acumen, HR expertise and instincts but also her determined energy and devotion to hard work.

If you have not met Kim yet, please join us in welcoming her as she begins her consultancy role with Rockville and United. She can be reached by email at kminer@rockvillebank.com or by cell phone at 610-360-2960.

As previously announced, Rick Trachimowicz, EVP of Human Capital & Organizational Development at Rockville, and Miriam Siegel, SVP of Human Resources at United Bank will move out of their current roles at the legal closing of our merger. Rick will take on a critical consulting role with us, focusing on bank real estate, branch locations and other important matters regarding our banks’ infrastructure.

Miriam, after 20+ years with United, has decided to make a change and will be leaving the Bank post-merger. Miriam will continue to play a key role in the HR integration and staffing selection process in the coming months and will assist us in conducting an external search to fill the HR position.

Throughout the transition process we will all continue to rely heavily on Miriam and Rick. Their expertise and knowledge of our companies are invaluable. Please look to them for guidance and assistance on HR needs in the coming months as you have historically. The welfare of our workforce through this transition is our highest priority and we are fortunate to have both Rick and Miriam as resources for all of us.

Together Kim, Miriam and Anne, and the members of the Human Resource/Human Capital Committee, are committed to keeping you informed and involved in the staffing process and the integration of our two companies in the months ahead. Look for more information and communication from the Human Resources/Human Capital Team in the coming weeks as the staffing selection process unfolds.

As always, we thank you for your dedication and service to Rockville Bank and United Bank. We look forward to sharing more merger-related news with you in the weeks ahead.

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